UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO

FILED PURSUANT TO 13d-2(a)

(Amendment No. 1)*

The Joint Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

47973J102

(CUSIP Number)

Glenhill Advisors, LLC

600 Fifth Avenue, 11th Floor

New York, New York 10020

Tel. (646) 432-0600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 8, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47973J102	13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS: Glenhill Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,321,500
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,321,500
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,321,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7%
14	TYPE OF REPORTING PERSON: IA, HC

CUSIP No. 47973J102	13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS: Glenn J. Krevlin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,321,500
	8	SHARED VOTING POWER: 0
	9	SOLE DISPOSITIVE POWER: 1,321,500
	10	SHARED DISPOSITIVE POWER: 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,321,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7%
14	TYPE OF REPORTING PERSON: IN, HC

CUSIP No. 47973J102	13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS: Glenhill Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,321,500
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,321,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,321,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7%
14	TYPE OF REPORTING PERSON: IA, HC

CUSIP No. 47973J102	13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS: Glenhill Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 1,321,500
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 1,321,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,321,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 9.7%
14	TYPE OF REPORTING PERSON: IA, HC

CUSIP No. 47973J102	13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS: Glenhill Capital Overseas Master Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 0
	8	SHARED VOTING POWER: 917,184
	9	SOLE DISPOSITIVE POWER: 0
	10	SHARED DISPOSITIVE POWER: 917,184
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 917,184
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 6.7%
14	TYPE OF REPORTING PERSON: PN

This Amendment No. 1 amends the Schedule 13D filed April 3, 2017 (the “Schedule 13D”), and is filed by Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC, Glenhill Capital Management, LLC, and Glenhill Capital Overseas Master Fund, LP (the “Reporting Persons”), with respect to the common stock, $0.001 par value (the “Common Stock”), of The Joint Corp. (the “Company”). Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Schedule 13D.

Item 2. Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a) This statement is filed by Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC, Glenhill Capital Management, LLC and Glenhill Capital Overseas Master Fund, LP. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6 of the Schedule 13D. Accordingly, the Reporting Persons are hereby filing a joint Amendment No. 1 to Schedule 13D.

Glenn J. Krevlin, is the managing member and control person of Glenhill Advisors, LLC, and is the sole shareholder of Krevlin Management, Inc., which is the managing member of Glenhill Capital Advisors, LLC, which is the investment manager of Glenhill Capital Overseas Master Fund, LP, Glenhill Concentrated Long Master Fund, LLC, and Glenhill Long Fund, LP, each a security holder of the Company. Glenhill Advisors, LLC is the managing member of Glenhill Capital Management, LLC. Glenhill Capital Management, LLC is the managing member of Glenhill Concentrated Long Master Fund, LLC, and Glenhill Long GP, LLC, and is sole shareholder of Glenhill Capital Overseas GP, Ltd. Glenhill Capital Overseas GP, Ltd. is general partner of Glenhill Capital Overseas Master Fund, LP. Glenhill Long GP, LLC is the general partner of Glenhill Long Fund, LP.

Glenhill Capital Advisors, LLC was also the investment manager for certain third party accounts (the “Managed Accounts”) for which shares of the Company were held and managed by one or more of the Reporting Persons for the benefit of such third parties. Such Reporting Persons had dispositive power and shared certain voting power with respect to such shares, and received management fees and performance-related fees in connection therewith. As of the date of this filing, there are no shares of Common Stock of the Company held in such Managed Accounts.

By virtue of these relationships, each of Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC may be deemed to beneficially own the shares of Common Stock beneficially owned by Glenhill Capital Overseas Master Fund, LP, Glenhill Concentrated Long Master Fund, LLC, and Glenhill Long Fund, LP.

(b) The address of the principal business and principal office of each of the Reporting Persons is 600 Fifth Avenue, 11th Floor, New York, NY 10020.

(c) The principal business of Glenhill Advisors, LLC, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC is engaging in the business of investment management. The principal business of Glenhill Capital Overseas Master Fund, LP is engaging in the investment and trading of a variety of securities and financial instruments. Glenn J. Krevlin’s principal occupation is serving as the managing member and control person of Glenhill Advisors, LLC and the sole shareholder of the managing member of Glenhill Capital Advisors, LLC.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Glenhill Advisors, LLC, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC is organized under the laws of the State of Delaware. Glenhill Capital Overseas Master Fund, LP is organized under the laws of the Cayman Islands. Glenn J. Krevlin is a citizen of the United States of America.

Item 3. Source and Amount of Funds and Other Consideration.

Item 3 of the Schedule 13D is supplemented as follows:

The responses of the Reporting Persons to Row (4) of the cover pages of this Amendment No. 1 are incorporated herein by reference. On May 8, 2018, Glenhill Concentrated Long Master Fund, LLC sold an aggregate of 72,652 shares of Common Stock and the total consideration received from such sales, net of any commissions and related fees, is approximately $512,184.68. On May 8, 2018, Glenhill Capital Overseas Master Fund, LP sold an aggregate of 415,532 shares of Common Stock and the total consideration received from such sales, net of any commissions and related fees, is approximately $2,929,432.43. On May 8, 2018, Glenhill Long Fund, LP sold an aggregate of 110,522 shares of Common Stock and the total consideration received from such sales, net of any commissions and related fees, is approximately $779,161.97.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

(a) The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 4 are incorporated herein by reference.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 13,593,754 shares of Common Stock outstanding as of April 16, 2018, which is the total number of shares of Common Stock outstanding as reported in the Company’s Definitive Proxy Statement (DEF 14A) filed with the Securities and Exchange Commission on April 27, 2018.

On May 8, 2018, Glenhill Concentrated Long Master Fund, LLC sold an aggregate of 72,652 shares of Common Stock, Glenhill Capital Overseas Master Fund, LP sold an aggregate of 415,532 shares of Common Stock and Glenhill Long Fund, LP sold an aggregate of 110,522 shares of Common Stock.

As of the date hereof, Glenhill Capital Overseas Master Fund LP owns directly 917,184 shares of Common Stock, constituting approximately 6.7% of the shares of Common Stock outstanding. As of the date hereof, Glenhill Concentrated Long Master Fund LLC owns directly 160,364 shares of Common Stock, constituting approximately 1.2% of the shares of Common Stock outstanding. As of the date hereof, Glenhill Long Fund, LP owns directly 243,952 shares of Common Stock, constituting approximately 1.8% of the shares of Common Stock outstanding. As of the date hereof, there are no shares of Common Stock of the Company held in the Managed Accounts.

By virtue of its relationships discussed in further detail in Item 2, Glenhill Capital Management, LLC may be deemed to beneficially own the 1,321,500 shares of Common Stock directly owned in the aggregate by Glenhill Capital Overseas Master Fund, LP, Glenhill Concentrated Long Master Fund LLC and Glenhill Long Fund, LP, constituting (in the aggregate) approximately 9.7% of the shares of Common Stock outstanding.

By virtue of its relationships discussed in further detail in Item 2, Glenhill Advisors, LLC, may be deemed to beneficially own the 1,321,500 shares of Common Stock directly owned in the aggregate by Glenhill Capital Overseas Master Fund, LP, Glenhill Concentrated Long Master Fund LLC and Glenhill Long Fund, LP, constituting (in the aggregate) approximately 9.7% of the shares of Common Stock outstanding.

By virtue of its relationships discussed in further detail in Item 2, Glenhill Capital Advisors, LLC may be deemed to beneficially own the 1,321,500 shares of Common Stock directly owned in the aggregate by Glenhill Capital Overseas Master Fund, LP, Glenhill Concentrated Long Master Fund, LLC, and Glenhill Long Fund, LP, constituting (in the aggregate) approximately 9.7% of the shares of Common Stock outstanding.

By virtue of his relationships discussed in further detail in Item 2, Glenn J. Krevlin may be deemed to beneficially own the 1,321,500 shares of Common Stock directly owned in the aggregate by Glenhill Capital Overseas Master Fund, LP, Glenhill Concentrated Long Master Fund, LLC, and Glenhill Long Fund, LP, constituting (in the aggregate) approximately 9.7% of the shares of Common Stock outstanding.

(b) Each of Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Glenhill Capital Overseas Master Fund, LP.

Each of Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Glenhill Concentrated Long Master Fund, LLC.

Each of Glenhill Advisors, LLC, Glenn J. Krevlin, Glenhill Capital Advisors, LLC and Glenhill Capital Management, LLC have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Glenhill Long Fund, LP.

(c) Transactions in the Common Stock by the Reporting Persons effected in the last 60 days are as set forth in the table below. All such transactions were effected off-exchange in privately negotiated transactions through a broker-dealer.

Entity	Trade Date	Activity	Amount of Securities	Price Per Share
Glenhill Concentrated Long Master Fund, LLC	05/08/18	SELL	(72,652)	$7.10
Glenhill Capital Overseas Master Fund, LP	05/08/18	SELL	(316,020)	$7.10
Glenhill Capital Overseas Master Fund, LP	05/08/18	SELL	(99,512)	$7.10
Glenhill Long Fund, LP	05/08/18	SELL	(110,522)	$7.10

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

DATE: May 10, 2018

GLENHILL ADVISORS, LLC

By: /s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member

/s/ GLENN J. KREVLIN

Name: Glenn J. Krevlin

GLENHILL CAPITAL ADVISORS, LLC

By: KREVLIN MANAGEMENT, INC. Managing Member

By: /s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	President

GLENHILL CAPITAL MANAGEMENT, LLC

By: GLENHILL ADVISORS, LLC Managing Member

By: /s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member

GLENHILL CAPITAL OVERSEAS MASTER FUND, LP

By: GLENHILL CAPITAL OVERSEAS GP, LTD. General Partner

By: GLENHILL CAPITAL MANAGEMENT, LLC Sole Shareholder

By: GLENHILL ADVISORS, LLC Managing Member

By: /s/ GLENN J. KREVLIN

Name:	Glenn J. Krevlin
Title:	Managing Member